Mutual of America Investment Corporation
                                 320 Park Avenue
                          New York, New York 10022-6839


June 26, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Mutual of America Investment Corporation
         Pre-Effective Amendment No. 3 to Registration Statement on Form N-14 Form Type: N-14/A
         Accession No. 0001206774-06-001331
         File No. 333-131941

Dear Ladies and Gentlemen:

On behalf of Mutual of America Investment Corporation, I hereby request that Pre-Effective Amendment No. 3 to its Registration Statement on Form N-14 under the Securities Act of 1933, as amended ("1933 Act"), which was filed with the Securities and Exchange Commission ("SEC") at 4:32 p.m. on June 16, 2006, as evidenced by Accession No. 0001206774-06-001331 be withdrawn.

This request is being made because it was determined that the amendment should be withdrawn and replaced by a later post-effective amendment.

Thank you for your assistance. Please contact the undersigned at (212) 224-1562 with any questions.

                                             Regards,


                                             /s/ Thomas L. Martin
                                             -------------------------
                                             Senior Vice President and
                                             Associate General Counsel


Attachment

cc:  Beth R. Kramer
         Kirkpatrick & Lockhart Nicholson Graham LLP